SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                   --------------------------------------

                             AMENDMENT NO. 4 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                  ---------------------------------------

                               MYR GROUP INC.
                         (NAME OF SUBJECT COMPANY)

                                 GPU, INC.
                           GPX ACQUISITION CORP.
                                 (BIDDERS)

                       COMMON STOCK, $0.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                 554053108
                       (CUSIP NUMBER OF COMMON STOCK)

                                T. G. HOWSON
                        VICE PRESIDENT AND TREASURER
                                 GPU, INC.
                             300 MADISON AVENUE
                     MORRISTOWN, NEW JERSEY 07962-1911
                               (973) 455-8200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATION ON BEHALF OF BIDDERS)

                              WITH A COPY TO:
                          PAUL M. REINSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1980
                               (212) 859-8000

                              WITH A COPY TO:
                         DOUGLAS E. DAVIDSON, ESQ.
                      BERLACK, ISRAELS & LIBERMAN LLP
                            120 WEST 45TH STREET
                          NEW YORK, NEW YORK 10036
                               (212) 704-0100

     This Amendment No. 4 filed on April 14, 2000 to the Schedule 14D-1 filed on December 29, 1999, relates to a tender offer by GPX Acquisition Corp., a Delaware corporation ("Offeror"), a direct wholly owned subsidiary of GPU, Inc., a Pennsylvania corporation ("Parent"), to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of MYR Group Inc., a Delaware corporation (the "Company"), at a purchase price of $30.10 per share of Common Stock, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 1999 and in the related Letter of Transmittal.

     This amendment constitutes the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule. The tender offer terminated at 6:00 p.m., New York City Time, on Friday, April 14, 2000. A total of 6,241,416 shares of Common Stock were properly tendered and not withdrawn as of the termination of the tender offer (including 152,596 shares tendered by notice of guaranteed delivery). This represented approximately 93.0% of the issued and outstanding shares of Common Stock of the Company.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

     (a)(14) - Form of Press Release, as issued by Parent and Offeror on April 14, 2000.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 14, 2000

                                     GPU, INC.


                                     By: /s/ T.G. Howson
                                        -------------------------------
                                        Name:   T.G. Howson
                                        Title:  Vice President




                                     GPX ACQUISITION CORP.


                                     By: /s/ Dave Brauer
                                        -------------------------------
                                        Name:   Dave Brauer
                                        Title:  Vice President

                               EXHIBIT INDEX



 EXHIBIT                                DESCRIPTION NO.
--------    ------------------------------------------------------------
(a)(14)  --     Form of Press Release, as issued by Parent and Offeror
                on April 14, 2000.